UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

________________________________

Taylor Capital Group, Inc.
(Name of issuer)

________________________________

Common Stock

876851106

December 31, 2010

________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 876851106	13G	Page 2 of 13 Pages

1.	Name of reporting person I.R.S. Identification no. of above person Jeffrey W. Taylor
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization U.S. Citizen U.S.A.
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 124,888 shares of Common Stock.1
	6.	Shared voting power 4,710,050 shares of Common Stock.1
	7.	Sole dispositive power See Row 5 above.
	8.	Shared dispositive power See Row 6 above.
9.	Aggregate amount beneficially owned by each reporting person 4,834,938 shares of Common Stock1.
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) Approximately 27.0% as of the date of this filing based upon 17,876,833 shares of Common Stock issued and outstanding as of November 10, 2010.
12.	Type of reporting person* IN

1.	See Footnote 1 in Item 4.

CUSIP NO. 876851106	13G	Page 3 of 13 Pages

1.	Name of reporting person S.S. or I.R.S. Identification no. of above person Bruce W. Taylor
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization U.S. Citizen U.S.A.
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 57,753 shares of Common Stock.2
	6.	Shared voting power 4,786,573 shares of Common Stock.2
	7.	Sole dispositive power See Row 5 above.
	8.	Shared dispositive power See Row 6 above.
9.	Aggregate amount beneficially owned by each reporting person 4,844,326 shares of Common Stock.2
10.	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11.
Percent of class represented by amount in Row (9)

Approximately 27.1% as of the date of this filing based upon 17,876,833 shares of Common Stock issued and outstanding as of November 10, 2010 and shares convertible from the shares of the Company’s 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series C held by Bruce W. Taylor.

12.	Type of reporting person* IN

2.	See Footnote 2 in Item 4.

CUSIP NO. 876851106	13G	Page 4 of 13 Pages

1.	Name of reporting person S.S. or I.R.S. Identification no. of above person Cindy Taylor Robinson
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization U.S. Citizen U.S.A.
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 64,500 shares of Common Stock3
	6.	Shared voting power 4,706,000 shares of Common Stock3
	7.	Sole dispositive power See Row 5 above.
	8.	Shared dispositive power See Row 6 above.
9.	Aggregate amount beneficially owned by each reporting person 4,770,500 shares of Common Stock3.
10.	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) Approximately 26.7% as of the date of this filing based upon 17,876,833 shares of Common Stock issued and outstanding as of November 10, 2010.
12.	Type of reporting person* IN

3.	See Footnote 3 in Item 4.

CUSIP NO. 876851106	13G	Page 5 of 13 Pages

1.	Name of reporting person I.R.S. Identification no. of above person Taylor Voting Trust U/A/D 11/30/98
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Not Applicable
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,586,720 shares of Common Stock4
	7.	Sole dispositive power 0
	8.	Shared dispositive power See Row 6 above.
9.	Aggregate amount beneficially owned by each reporting person See Row 6 above.
10.	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) Approximately 25.7% as of the date of this filing based upon 17,876,833 shares of Common Stock issued and outstanding as of November 10, 2010.
12.	Type of reporting person* OO

4	See Footnote 4 in Item 4.

CUSIP NO. 876851106	13G	Page 6 of 13 Pages

Item 1	(a)	Name of Issuer:

TAYLOR CAPITAL GROUP, INC.

1	(b)	Address of Issuer’s Principal Executive Offices:

9550 West Higgins Road Rosemont, Illinois 60018

Item 2	(a)	Name of Person Filing

Item 2	(b)	Address of Principal Business Office

Item 2	(c)	Citizenship

Jeffrey W. Taylor
c/o Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018
U.S. Citizen

Bruce W. Taylor
c/o Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018
U.S. Citizen

Cindy Taylor Robinson
c/o Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018
U.S. Citizen

Taylor Voting Trust U/A/D 11/30/98
c/o Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018
Attn: Jeffrey W. Taylor

2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

2	(e)	CUSIP Number:

876851106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

CUSIP NO. 876851106	13G	Page 7 of 13 Pages

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership:

	(a)	Amount beneficially owned:

As of the date of this filing, Jeffrey W. Taylor beneficially owns 4,834,938 shares of Common Stock.  Jeffrey W. Taylor has shared voting and dispositive power over 4,710,050 shares and sole voting and dispositive power over 124,888 shares.1

As of the date of this filing, Bruce W. Taylor beneficially owns 4,844,326 shares of Common Stock.  Bruce W. Taylor has shared voting and dispositive power over 57,753 shares and sole voting and dispositive power over 4,786,573 shares.2

As of the date of this filing, Cindy Taylor Robinson beneficially owns 4,770,500 shares of Common Stock.  Cindy Taylor Robinson has shared voting and dispositive power over 4,706,000 shares and sole voting and dispositive power over 64,500 shares.3

As of the date of this filing, the Taylor Voting Trust U/A/D 11/30/98 beneficially owns 4,586,720 shares of Common Stock.4

	(b)	Percent of Class:

CUSIP NO. 876851106	13G	Page 8 of 12 Pages

As of the date of this filing, Jeffrey W. Taylor, Bruce W. Taylor, Cindy Taylor Robinson, and the Taylor Voting Trust U/A/D 11/30/98 beneficially own approximately 27.1% of Common Stock (based on 17,876,833 shares of Common Stock outstanding as of November 10, 2010 and including 32,573 shares convertible from the Company’s 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series C held by Bruce W. Taylor, but not including the issuance by the Company of 8.0% Non-Cumulative, Non-Voting, Contingent Convertible Preferred Stock, Series F, for which Bruce W. Taylor, individually, and Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson, as co-trustees of a trust, entered into subscription agreements as described in footnote (2) below).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

See Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

See Item 4(a) above.

1/
The securities reported herein include: (i) 4,586,720 shares of Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees, (ii) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Jeffrey W. Taylor and Brian Taylor serve as co-trustees, (iii) 39,720 shares of Common Stock that are held in the Bruce W. Taylor Gift Trust under agreement dated 6/10/82, of which Bruce W. Taylor and Cindy Taylor Robinson serve as co-trustees, (iv) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Cindy Taylor Robinson and Susan Taylor serve as co-trustees, (v) 375 shares held by Susan Taylor as custodian for Adam Taylor UTMA, (vi) 375 shares held by Susan Taylor as custodian for Brian Taylor UTMA, (vii) 300 shares held by Susan Taylor as custodian for Lisa Taylor UTMA, (viii) 3,000 shares owned by Susan Taylor, and (xi) 124,888 shares of Common Stock held directly by Jeffrey W. Taylor.

CUSIP NO. 876851106	13G	Page 9 of 13 Pages

2/
The securities reported herein include: (i) 34,000 shares of Common Stock owned by Bruce W. Taylor, (ii) 16,253 shares of Common Stock held in an IRA account, (iii) a warrant to purchase 7,500 shares of Common Stock held by Bruce W. Taylor, (iv) 4,586,720 shares of Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees, (v) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Jeffrey W. Taylor and Brian Taylor serve as co-trustees, (vi) 39,720 shares of Common Stock that are held in the Bruce W. Taylor Gift Trust under agreement dated 6/10/82, of which Bruce W. Taylor and Cindy Taylor Robinson serve as co-trustees, (vii) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Cindy Taylor Robinson and Susan Taylor serve as co-trustees, (viii) 48,000 shares of Common Stock that are held in the Bruce W. Taylor Revocable Trust under agreement dated April 10, 1984, and (ix) the 32,573 shares of Common Stock that are convertible from the 8.0% Non-Cumulative Convertible Perpetual Preferred Stock, Series C.  The securities reported do not include the commitment of Bruce W. Taylor, individually, and Jeffrey W. Taylor, Bruce W. Taylor and Cindy L. Taylor Robinson, as co-trustees of the Iris Tark Taylor Revocable Trust under agreement dated August 5, 1977, to purchase up to 40,000 and 5,000 shares, respectively, of the Company’s 8.0% Non-Cumulative Non-Voting, Contingent Convertible Preferred Stock, Series F, with a liquidation preference of $25.00 per share, at a price per share equal to such liquidation preference (the "Preferred Stock"), pursuant to subscription agreements entered into with the Company on January 28, 2011. This Preferred Stock has not been issued and the number of shares of Preferred Stock subscribed for will be reduced proportionately to the extent other current stockholders of the Company's Series C and Series preferred stock elect to participate in the Preferred Stock issuance.  Pursuant to its terms, the Preferred Stock will automatically convert into shares of Common Stock upon stockholder approval at a conversion price of $10.00 per share. It is contemplated that the Company will submit the issuance of Common Stock upon conversion of the Preferred Stock to the Company’s stockholders for their approval at a stockholders meeting to be held in the second quarter of 2011.  Subject to the reduction of their subscriptions as described above, upon conversion of the Preferred Stock, Bruce W. Taylor would receive 100,000 shares of Common Stock and the Iris Tark Taylor Revocable Trust under agreement dated August 5, 1977 would receive 25,000 shares of Common Stock.  Beginning July 15, 2011, if the Preferred Stock has not converted into Common Stock prior to such date, non-cumulative dividends on the Preferred Stock will be payable, if declared, quarterly in arrears at an annual rate of 8.0% of the liquidation preference.

3/
The securities reported herein include: (i) 4,586,720 shares of Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees, (ii) 39,780 shares of Common Stock that are held in the Jeffrey W. Taylor Gift Trust under agreement dated 6/10/82, of which Jeffrey W. Taylor and Brian Taylor serve as co-trustees, (iii) 39,720 shares of Common Stock that are held in the Bruce W. Taylor Gift Trust under agreement dated 6/10/82, of which Bruce W. Taylor and Cindy Taylor Robinson serve as co-trustees, (iv) 39,780 shares of Common Stock that are held in the Cindy L. Taylor Gift Trust under agreement dated 6/10/82, of which Cindy Taylor Robinson and Susan Taylor serve as co-trustees, and (v) 64,500 shares owned by Cindy Taylor Robinson.

4/
The securities reported herein include: (i) 4,586,720 shares of the Common Stock that are held by a Voting Trust under agreement dated 11/30/98, of which Jeffrey W. Taylor, Bruce W. Taylor and Cindy Taylor Robinson serve as trustees.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP NO. 876851106	13G	Page 10 of 13 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP NO. 876851106	13G	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2011

JEFFREY W. TAYLOR

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor

BRUCE W. TAYLOR

/s/ Bruce W. Taylor
Bruce W. Taylor

CINDY TAYLOR ROBINSON

/s/ Cindy Taylor Robinson
Cindy Taylor Robinson

TAYLOR VOTING TRUST U/A/D 11/30/98

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor, Trustee

CUSIP NO. 876851106	13G	Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement Pursuant to Rule 13d-1(k)(1)(iii) Concerning Joint Schedule 13G Filing

[Missing Graphic Reference]

CUSIP NO. 876851106	13G	Page 13 of 13 Pages

EXHIBIT 1

AGREEMENT PURSUANT TO RULE 13D-1 (k) (1) (iii)
CONCERNING JOINT SCHEDULE 13G FILING

The undersigned each agree, in connection with their beneficial ownership of common stock of Taylor Capital Group, Inc., (i) that a Schedule 13G shall be filed jointly by them pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), together with any amendments to the Schedule 13G that from time to time may be required: and (ii) that the Schedule 13G and any such amendments are filed on behalf of each of them. The undersigned acknowledge their respective responsibilities with respect to Schedule 13G as set forth in Rule 13d-1 (k) (1) promulgated under the Exchange Act.

This Agreement may be executed in counterparts.

Dated as of: February 12, 2003

JEFFREY W. TAYLOR

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor

BRUCE W. TAYLOR

/s/ Bruce W. Taylor
Bruce W. Taylor

CINDY TAYLOR BLEIL

/s/ Cindy Taylor Bleil
Cindy Taylor Bleil

IRIS TARK TAYLOR

/s/ Iris Tark Taylor
Iris Tark Taylor

TAYLOR VOTING TRUST U/A/D 11/30/98

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor, Trustee